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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
________________________________________________________________________________

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)
________________________________________________________________________________

                                 LANTRONIX, INC.
                       (Name of Subject Company (issuer))

________________________________________________________________________________

                                     Issuer
     (Names of Filing Persons (identifying status as offeror, issuer or other person))
________________________________________________________________________________

               Options to Purchase Common Stock, Par Value $0.0001
                         (Title of Class of Securities)
________________________________________________________________________________

                                      N/A*
                      (CUSIP Number of Class of Securities)
________________________________________________________________________________

                                  Marc Nussbaum
                         Interim Chief Executive Officer
                                 Lantronix, Inc.
                             15353 Barranca Parkway
                            Irvine, California  92618
                                 (949) 453-3990
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
________________________________________________________________________________

                                   Copies to:
       Jack Sheridan, Esq.
        John Turner, Esq.                          Vincent J. Roth, Esq.
Wilson, Sonsini, Goodrich & Rosati, PC                 Lantronix, Inc.
       650 Page Mill Road                         15353 Barranca Parkway
Palo Alto, California  94304-1050                Irvine, California  92618
           (650) 493-9300                             (949) 453-3990

                            Calculation of Filing Fee

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     Transaction valuation**                         Amount of filing fee
     $1,318,857                                          $121.35***

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*** Previously Paid

  ** Set forth the amount on which the filing fee is calculated and state how it was determined.

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,964,053 shares of common stock of Lantronix, Inc. having an aggregate value of $1,318,857.00 as of December 19, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

[X]  Check  the  box  if  any  part  of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $121.35
                      Form or Registration No.: Schedule TO
                          Filing Party: Lantronix, Inc.
                          Date Filed: December 19, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party  tender  offer  subject  to  Rule  14d-1.
[X]  issuer  tender  offer  subject  to  Rule  13e-4.
[_]  going-private  transaction  subject  to  Rule  13e-3.
[_]  amendment  to  Schedule  13D  under  Rule  13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

**    There  is  no  trading  market or CUSIP number for the options.  The CUSIP number  for  the  underlying  common  stock  is  516548-10-4.

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Introductory  Statement.

     This Amendment No. 3, our final amendment to our Offer to Exchange, amends and supplements the Tender Offer Statement on Schedule TO filed by Lantronix, Inc., a Delaware corporation ("Lantronix" or the "Company") with the Securities and Exchange Commission on December 19, 2002, as amended on January 8, 2003 and January 21, 2003 (as so amended, the "Schedule TO"), relating to our Offer to Exchange certain outstanding eligible stock options to purchase shares of our Common Stock, upon the terms and subject to the conditions described in the (i) Offer to Exchange, (ii) the Election Form, and (iii) the Notice to Withdraw from the Offer.

     The Offer to Exchange, including all withdrawal rights, expired at 9:00 p.m., Pacific Time, on Friday, January 24, 2003. Pursuant to the terms and conditions of the Offer to Exchange, a total of 78 eligible optionees participated in the option replacement program. We have accepted for cancellation options to purchase 1,378,124 shares of our common stock. Subject to the terms and conditions of the Offer to Exchange, we will grant new options to purchase 1,033,593 shares of our common stock effective as of July 28, 2003 in exchange for the options surrendered and accepted pursuant to the Offer to Exchange.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            LANTRONIX, INC.


                                            /S/ MARC NUSSBAUM
                                            __________________________________
                                            (Signature)

                                            Interim Chief Executive Officer

                                            January 27, 2003